Filed Pursuant to Rule 424(b)(3)
Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 12 DATED SEPTEMBER 22, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 12 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021, prospectus supplement no. 3 dated May 17, 2021, prospectus supplement no. 4 dated June 15, 2021, prospectus supplement no. 5 dated July 8, 2021, prospectus supplement no. 6 dated July 12, 2021, prospectus supplement no. 7 dated July 15, 2021, prospectus supplement no. 8 dated August 16, 2021, prospectus supplement no. 9 dated September 7, 2021, prospectus supplement no. 10 dated September 15, 2021, and prospectus supplement no. 11 dated September 15, 2021 (collectively, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purpose of this Supplement is to update the disclosures in the “Prospectus Summary,” “Risk Factors” and “Description of Capital Stock” sections of the Prospectus in connection with the closing of our previously announced offering of our Series A Preferred Stock.

Prospectus Summary

The disclosure under “Prospectus Summary” beginning on the top of page 1 of the Prospectus is updated to include the following:

Q:	Has your board of directors designated a class of preferred stock?

A:

Yes. On September 22, 2021, we closed our previously announced underwritten public offering of 3,500,000 shares (or 4,025,000 shares if the underwriters exercise their over-allotment option to purchase additional shares in full) of our 6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) at a public offering price of $25.00 per share (the “Preferred Stock Offering”). In connection with the Preferred Stock Offering, our board of directors authorized the filing of Articles Supplementary classifying 4,025,000 shares of our authorized preferred stock as “6.75% Series A Cumulative Redeemable Preferred Stock” with the Maryland State Department of Assessments and Taxation (the “Articles Supplementary”). The Articles Supplementary became effective on September 22, 2021. See “—What are the material terms of the Series A Preferred Stock?” below for a summary of the material terms of the Series A Preferred Stock.

We received gross proceeds of $87.5 million, and may receive up to $100.6 million if the underwriters exercise their over-allotment option in full, from the sale of the Series A Preferred Stock, before deducting the underwriting discounts and other estimated offering expenses.

Q:	How do you intend to use the net proceeds from the Preferred Stock Offering?

A:

We intend to contribute the net proceeds from the Preferred Stock Offering to our Operating Partnership, which in turn intends to use the net proceeds to acquire our targeted assets in a manner consistent with our investment strategies and investment guidelines and for general corporate purposes.

Q:	Will the Series A Preferred Stock be listed on a securities exchange?

A:	The Series A Preferred Stock has been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “ICR PR A” and trading is expected to commence on or about September 23, 2021.

Q:	What are the material terms of the Series A Preferred Stock?

A:	A description of the material terms of the Series A Preferred Stock, as contained within the Articles Supplementary, is set forth below:

Maturity:

Perpetual, unless redeemed by us on or after September 22, 2026 or pursuant to our special optional redemption right, repurchased by us in the open market or converted by an investor in connection with a Change of Control (as defined below).

Dividend Rate:

Holders of Series A Preferred Stock will be entitled to receive cumulative cash dividends on the Series A Preferred Stock at the rate of 6.75% per annum (the “Initial Rate”) of the $25.00 per share liquidation preference, which is equivalent to $1.6875 per annum per share.

If a Change of Control occurs on or prior to September 22, 2022, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Change of Control, plus (b) an additional 1.00% of the liquidation preference per annum.

If a Downgrade Event (as defined below) occurs, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Downgrade Event, plus (b) 0.25% of the liquidation preference per annum, subject to a maximum annual dividend rate equal to 10.00% (the “Maximum Rate”) while the Series A Preferred Stock remains outstanding. If, subsequent to the occurrence of a Downgrade Event that results in an increase in the dividend rate in effect immediately prior to such Downgrade Event, an Upgrade Event (as defined below) occurs, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Upgrade Event, minus (b) 0.25% of the liquidation preference per annum; provided, however, that in no event will we accrue cash dividends at a rate lower than the Initial Rate.

If any shares of Series A Preferred Stock are outstanding after September 22, 2026, beginning on September 30, 2026, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect on September 22, 2026, plus (b) an additional 1.00% of the liquidation preference per annum, which will increase by an additional 1.00% of the liquidation preference per annum on September 30 each year thereafter, subject to a maximum annual dividend rate equal to the Maximum Rate while the Series A Preferred Stock remains outstanding.

Optional Redemption:

We may not redeem the Series A Preferred Stock prior to September 22, 2026, except as described below under “Special Optional Redemption” and in limited circumstances relating to maintaining our qualification as a REIT. On and after September 22, 2026, upon no fewer than 30 days’ nor more than 60 days’ written notice, we may, at our option, redeem the Series A Preferred Stock, in whole or from time-to-time in part, at a price of $25.00 per share of Series A Preferred Stock plus an amount equal to accrued and unpaid dividends (whether or not declared), if any.

Special Optional Redemption:	In the event of a Change of Control, we may, at our option, exercise our special optional redemption right to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the payment date notwithstanding prior redemption of such shares). To the extent that we exercise our redemption right relating to the shares of Series A Preferred Stock, the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change in Control Conversion Rights:

Except to the extent that we have elected to exercise our optional redemption right or our special optional redemption right by providing a notice of redemption prior to the Change of Control Conversion Date (as defined below), beginning on the first anniversary of the first date on which any shares of Series A Preferred Stock are issued, upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of our shares of Class I common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•  the Share Cap (as defined below), subject to certain adjustments subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the Articles Supplementary.

If we have provided a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any shares of Series A Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series A Preferred Stock that have been called for redemption, and any Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

For a further description of the terms of the Series A Preferred Stock, see “Description of Capital Stock—Preferred Stock.”

Risk Factors

The disclosure under “Risk Factors—The amount and source of distributions we may pay to our stockholders is uncertain, and we may be unable to generate sufficient earnings and cash flows from our operations to pay distributions to our stockholders” on page 24 of the Prospectus is superseded and replaced with the following:

The amount and source of distributions we may pay to our stockholders is uncertain, and we may be unable to generate sufficient earnings and cash flows from our operations to pay distributions to our stockholders.

We have not established a minimum distribution payment level, and our ability to pay distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this prospectus. Because we have a limited operating history and have not identified all of the assets we may acquire with the proceeds of this offering, we may not generate sufficient income to cover distributions to our stockholders. Our board of directors will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. Among the factors that could impair our ability to pay distributions to our stockholders are:

•	the limited size of our portfolio in the early stages of our development;

•	our inability to invest the proceeds from sales of our shares on a timely basis in income-producing CRE loans, CRE securities and select CRE equity investments;

•	our inability to realize attractive risk-adjusted returns on our investments;

•	unanticipated expenses or reduced revenues that reduce our cash flow or non-cash earnings;

•	defaults in our investment portfolio or decreases in the value of our investments, including as a result of the COVID-19 pandemic;

•

the payment of increased dividend rates on the Series A Preferred Stock upon certain events, such as a Change of Control or Downgrade Event or where any shares of our Series A Preferred Stock remain outstanding after September 22, 2026; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, we may not be able to pay distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of our stockholders’ investments. Though we paid distributions to our stockholders on a monthly basis from December 5, 2016 to March 24, 2020, our board of directors suspended distributions from March 24, 2020 to July 30, 2020 as a result of the COVID-19 pandemic and may do so again in the future.

Further, subject to certain exceptions, in connection with a Change of Control or Downgrade Event and where any shares of our Series A Preferred Stock remain outstanding after September 22, 2026, we will thereafter accrue cumulative cash dividends at a rate higher than the Initial Rate. We cannot assure you of our ability to pay these increased dividend rates upon such events, and, even where we are able to do so, the increased dividend payments may have a material adverse effect on our financial condition, liquidity and results of operations, including our ability to maintain our current distribution payment level to common stockholders, and our ability to pay distributions to our stockholders, if any.

The disclosure under “Risk Factors—Our ability to pay distributions is limited by the requirements of Maryland law” on page 42 of the Prospectus is superseded and replaced with the following:

Our ability to pay distributions is limited by the requirements of Maryland law.

Our ability to pay distributions on our common stock and dividends on the Series A Preferred Stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as the liabilities become due in the usual course of business, or generally if the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our common stock or Series A Preferred Stock if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or generally if our total assets would be less than the sum of our total liabilities plus, unless our charter permits otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of our common stock, including the Series A Preferred Stock, in the case of a distribution on our common stock, or with preferences senior to those of our Series A Preferred Stock, in the case of a distribution on the Series A Preferred Stock.

The disclosure under “Risk Factors—Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders” on page 44 of the Prospectus is superseded and replaced with the following:

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, and limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, in addition to the Series A Preferred Stock, our board of directors could authorize the issuance of additional preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. Our board of directors may determine to issue different classes of stock that have different fees and commissions from those being paid with respect to the shares being sold in this offering. Additionally, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval.

Description of Capital Stock

The disclosure under “Description of Capital Stock—Preferred Stock” beginning on the top of page 128 of the Prospectus is replaced in its entirety with the following:

General

We are currently authorized to issue up to 50,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series stock. Our board of directors has the authority, without further action by the stockholders, to authorize us to issue shares of preferred stock in one or more classes or series and to fix the number of shares, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption applicable to each such class or series of preferred stock.

Our board of directors has classified up 4,025,000 of our authorized shares of preferred stock as shares of Series A Preferred Stock and authorize the issuance thereof. When issued, the Series A Preferred Stock will be validly issued, fully paid and nonassessable. The holders of Series A Preferred Stock have no preemptive rights with respect to any shares of our stock or any of our other securities convertible into or carrying rights or options to purchase any shares of our stock. Our board of directors may, without notice to or the consent of holders of Series A Preferred Stock, authorize the issuance and sale of additional shares of Series A Preferred Stock and authorize and issue additional shares of any class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company (“Junior Stock”) or any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company (“Parity Stock”) from time-to-time.

Ranking

The Series A Preferred Stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank senior to all classes and series of our common stock and any other class or series of our Junior Stock, pari passu with any other class or series of our Parity Stock and junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up. Any authorization or issuance of shares of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up would require the affirmative vote of the at least two-thirds of the votes entitled to be cast collectively by the holders of the outstanding shares of Series A Preferred Stock and the holders of all other classes or series of Parity Stock upon which like voting rights have been conferred and are exercisable, voting together as a single class. Any convertible or exchangeable debt securities that we may issue are not considered to be equity securities for these purposes. The Series A Preferred Stock ranks junior in right of payment to all of our existing and future indebtedness.

Dividends

Subject to the preferential rights of holders of any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights, and subject further to the provisions that follow under this section “—Dividends,” holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if authorized by our board of directors and declared by us, out of assets legally available for the payment of dividends, cumulative cash dividends at the Initial Rate, or 6.75% per annum of the $25.00 per share liquidation preference, equivalent to $1.6875 per annum per share of Series A Preferred Stock. Dividends on each share of the Series A Preferred Stock accrue and are cumulative from (and including) the original date of issuance of such share of Series A Preferred Stock and is payable quarterly in arrears on or about March 30, June 30, September 30 and December 30 of each year, or, if such day is not a business day, on the next succeeding business day, with the same force and effect as if made on such date. The term “business day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close. The first dividend on the Series A Preferred Stock sold in the Preferred Stock Offering will be paid on December 30, 2021.

If a Change of Control occurs on or prior to September 22, 2022, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Change of Control, plus (b) an additional 1.00% of the liquidation preference per annum.

If a Downgrade Event occurs, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Downgrade Event, plus (b) 0.25% of the liquidation preference per annum, subject to a maximum annual dividend rate equal to the Maximum Rate while the Series A Preferred Stock remains outstanding. If, subsequent to the occurrence of a Downgrade Event that results in an increase in the dividend rate in effect immediately prior to such Downgrade Event, an Upgrade Event occurs, we will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Upgrade Event, minus (b) 0.25% of the liquidation preference per annum; provided, however, that in no event will we accrue cash dividends at a rate lower than the Initial Rate.

If a Downgrade Event or an Upgrade Event occurs, we will issue a press release regarding the Downgrade Event or Upgrade Event, as applicable, for publication on or in the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first business day following the Downgrade Event or Upgrade Event, as applicable.

“Downgrade Event” means the occurrence of either (i) the Applicable Ratings Agency downgrades the credit rating assigned to the Series A Preferred Stock to below Investment Grade, or (ii) in the case where there is only one Ratings Agency rating the Series A Preferred Stock, such Ratings Agency ceases to rate the Series A Preferred Stock or fails to make a rating of the Series A Preferred Stock publicly.

“Upgrade Event” means, subsequent to the occurrence of a Downgrade Event that results in an increase in the dividend rate in effect immediately prior to such Downgrade Event, the occurrence of the Applicable Rating Agency subsequently increasing its rating of the Series A Preferred Stock to Investment Grade or an Applicable Rating Agency subsequently issuing an initial rating of the Series A Preferred Stock at Investment Grade.

“Investment Grade” means a rating superior or equal to “BBB-,” “Baa3,” or an alternative rating of like import.

“Ratings Agency” means a “nationally recognized statistical ratings organization” (as defined in Section 3(a)(62) of the Exchange Act).

“Applicable Ratings Agency” means one of the following Rating Agencies at any given time: (i) in the case that there is only one Rating Agency rating the Series A Preferred Stock, such Rating Agency, (ii) in the case that there are two Rating Agencies rating the Series A Preferred Stock, such Rating Agency providing the lower rating, or (iii) in the case that there are three or more Rating Agencies rating the Series A Preferred Stock, such Rating Agency providing the second lowest rating.

If any shares of Series A Preferred Stock are outstanding after September 22, 2026, beginning on September 30, 2026, we will accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect on September 22, 2026, plus (b) an additional 1.00% of the liquidation preference per annum, which will increase by an additional 1.00% of the liquidation preference per annum on September 30 each year thereafter, subject to a maximum annual dividend rate equal to the Maximum Rate while the Series A Preferred Stock remains outstanding.

Dividends payable on the Series A Preferred Stock for any partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be such date as designated by our board of directors for the payment of dividends that is not more than 90 days nor fewer than 10 days prior to the dividend payment date. No holder of any shares of Series A Preferred Stock is entitled to receive any dividends paid or payable on the Series A Preferred Stock with a dividend payment date before the date such shares of Series A Preferred Stock are issued.

Our board of directors will not authorize, and we will not pay, any dividends on the Series A Preferred Stock or set apart assets for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting apart of assets or provide that the authorization, payment or setting apart of assets is a breach of or a default under that agreement, or if the authorization, payment or setting apart of assets is restricted or prohibited by law. We are and may in the future become a party to agreements that restrict or prevent the payment of dividends on, or the purchase or redemption of, our capital stock. Under certain circumstances, these agreements could restrict or prevent the payment of dividends on or the purchase or redemption of Series A Preferred Stock. These restrictions may be indirect (for example, covenants requiring us to maintain specified levels of net worth or assets) or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay dividends to holders or make redemptions of the Series A Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are assets legally available for the payment of dividends, whether or not dividends are authorized or declared and whether or not the restrictions referred to above exist. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest, and the holders of Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. All of our dividends on Series A Preferred Stock, including any capital gain dividends, will be credited to the previously accrued and unpaid dividends on the Series A Preferred Stock. We will credit any dividend made on the Series A Preferred Stock first to the earliest accrued and unpaid dividend due.

Except as provided in the paragraph immediately below, we will not declare or pay any dividends, or set apart any assets for the payment of dividends, on our Junior Stock or our Parity Stock, or redeem or otherwise acquire our Junior Stock (other than a dividend paid in shares of, or options, warrants or rights to subscribe for or purchase shares of our Junior Stock) or our Parity Stock unless we also have declared and either paid or set apart for payment the full cumulative dividends on the Series A Preferred Stock for all past dividend periods, except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for, our Junior Stock or pursuant to an exchange offer made on the same terms to all holders of Series A Preferred Stock and all holders of our Parity Stock. This restriction will not limit our redemption or other acquisition of shares of our common stock made for purposes of and in compliance with any incentive, benefit or stock purchase plan of ours or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our charter in order to preserve our status as a REIT.

If we do not declare and either pay or set apart for payment the full cumulative dividends on the Series A Preferred Stock and our Parity Stock, the amount which we have declared will be allocated pro rata to the Series A Preferred Stock and our Parity Stock so that the amount declared per share is proportionate to the accrued and unpaid dividends on those shares.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend or other distribution, redemption or other acquisition of our equity securities is permitted under Maryland law, no effect shall be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of shares of the Series A Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference in cash or property, at fair market value as determined by our board of directors, of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of the payment. Holders of shares of Series A Preferred Stock will be entitled to receive this liquidating distribution before we distribute any assets to holders of our Junior Stock. The rights of holders of shares of Series A Preferred Stock to receive their liquidation preference would be subject to the preferential rights of the holders of shares of any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to rights upon our liquidation, dissolution or winding up we may issue in the future. Written notice will be given to each holder of Series A Preferred Stock of any such liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. If we consolidate, convert or merge with any other entity, sell, lease, transfer or convey all or substantially all of our assets, or engage in a statutory share exchange, we will not be deemed to have liquidated. In the event our assets are insufficient to pay the full liquidating distributions to the holders of Series A Preferred Stock and our Parity Stock, then we will distribute our assets to the holders of Series A Preferred Stock and the holders of our Parity Stock ratably in proportion to the full liquidating distributions they would have otherwise received.

Redemption

Generally

We may not redeem the Series A Preferred Stock prior to September 22, 2026, except as described below under “—Special Optional Redemption” and “—Restrictions on Ownership and Transfer.” On and after September 22, 2026, upon no fewer than 30 days’ nor more than 60 days’ written notice, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

We will give notice of redemption by mail to each holder of record of Series A Preferred Stock at the address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective. Any notice of any redemption may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a securities offering or other corporate transaction. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series A Preferred Stock to be redeemed;

•	the place or places where the certificates, if any, representing the shares of Series A Preferred Stock to be redeemed are to be surrendered for payment;

•	the procedures for surrendering non-certificated shares for payment; and

•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the shares of Series A Preferred Stock held by any holder, the notice of redemption mailed to such stockholder will also specify the number of shares of Series A Preferred Stock that we will redeem from each stockholder. In this case, we will determine the number of shares of Series A Preferred Stock to be redeemed on a pro rata basis or by lot.

If we elect to redeem any of the Series A Preferred Stock in connection with a Change of Control and we intend for such redemption to occur prior to the applicable Change of Control Conversion Date, our redemption notice will also state that the holders of shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is selected for redemption prior to the Change of Control Conversion Date will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If we have given a notice of redemption and have paid or set apart sufficient assets for the redemption in trust for the benefit of the holders of shares of Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and an amount equal to any accrued and unpaid dividends (whether or not declared) to (but not including) the redemption date.

The holders of shares of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the shares of Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the shares of Series A Preferred Stock between such record date and the corresponding dividend payment date or our default in the payment of the dividend due. Except as provided above and in connection with a redemption pursuant to our special optional redemption, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series A Preferred Stock to be redeemed.

The Series A Preferred Stock has no stated maturity and are not subject to any sinking fund or mandatory redemption provisions, except as provided under “—Restrictions on Ownership and Transfer” below. In order to ensure that we continue to meet the requirements for qualification as a REIT, the Series A Preferred Stock will be subject to the restrictions on ownership and transfer in our charter.

Subject to applicable law, we may purchase shares of Series A Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Preferred Stock that we reacquire will return to the status of authorized but unissued shares of our preferred stock.

Special Optional Redemption

In the event of a Change of Control, we or the acquiring or surviving entity may, as applicable, at its option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the payment date notwithstanding prior redemption of such shares). If, prior to the Change of Control Conversion Date, we exercise our special optional redemption right by providing a notice of redemption with respect to some or all of the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below under “—Conversion Rights” in respect of their shares called for redemption.

We will mail to the record holder of shares of the Series A Preferred Stock a notice of redemption no fewer than 30 days nor more than 60 days before the redemption date. We will send the notice to the address shown on our stock transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series A Preferred Stock to be redeemed;

•	the place or places where the certificates, if any, representing the shares of Series A Preferred Stock to be redeemed are to be surrendered for payment;

•	the procedures for surrendering non-certificated shares for payment;

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that the shares of Series A Preferred Stock are being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control;

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that the holders of shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Change of Control and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and

•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the outstanding shares of Series A Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series A Preferred Stock that we will redeem from each stockholder. In this case, we will determine the number of shares of Series A Preferred Stock to be redeemed on a pro rata basis or by lot.

If we have given a notice of redemption and have paid or set apart sufficient assets for the redemption in trust for the benefit of the holders of shares of Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends (whether or not declared) to (but not including) the redemption date.

The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our capital stock entitling that person to exercise more than 50% of the total voting power of all of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all of our capital stock that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Conversion Rights

Beginning on the first anniversary of the first date on which any shares of Series A Preferred Stock are issued, upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (subject to our right to redeem the Series A Preferred Stock in whole or in part, as described under “—Redemption,” prior to the Change of Control Conversion Date) to convert some or all of the shares of Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our Class I common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a share of Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•	2.4665 (the “Share Cap”), subject to certain adjustments as described below.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a dividend of our Class I common stock to existing holders of our Class I common stock), subdivisions or combinations (in each case, a “Stock Split”) with respect to our Class I common stock. The adjusted Share Cap as the result of a Stock Split will be the number of shares of our Class I common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Stock Split by (ii) a fraction, (a) the numerator of which is the number of shares of our Class I common stock outstanding after giving effect to such Stock Split and (b) the denominator of which is the number of shares of our Class I common stock outstanding immediately prior to such Stock Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our Class I common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 8,632,750 shares of our Class I common stock (or equivalent Alternative Conversion Consideration, as applicable) or 9,927,662 shares of our Class I common stock (or equivalent Alternative Conversion Consideration, as applicable) if the underwriters’ over-allotment option is exercised in full, subject to increase on a pro rata basis if we issue additional shares of Series A Preferred Stock (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Stock Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock will receive upon conversion of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Class I common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”) (the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series A Preferred Stock will receive will be the form and proportion of the aggregate consideration elected by the holders of our common stock who participated in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of Class I common stock upon the conversion of the Series A Preferred Stock. Instead, we will pay the cash value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided we have not then exercised our right to redeem all shares of Series A Preferred Stock pursuant to the redemption provisions described above, we will provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the conversion of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

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that if, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert shares of Series A Preferred Stock and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right.

We will issue a press release for publication on or in the Wall Street Journal, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Stock.

To exercise the Change of Control Conversion Right, a holder of shares of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number or percentage of shares of Series A Preferred Stock to be converted; and

•	that the shares of Series A Preferred Stock are to be converted pursuant to the applicable provisions of the Series A Preferred Stock.

The “Change of Control Conversion Date” is the date the shares of Series A Preferred Stock are to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our Class I common stock is solely cash, the amount of cash consideration per share of our Class I common stock or (ii) if the consideration to be received in the Change of Control by holders of our Class I common stock is other than solely cash (x) the average of the closing sale prices per share of our Class I common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) where no closing sale prices are available, the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our common stock is not then listed for trading on a U.S. securities exchange, or (z) where no closing sales prices or quoted bid prices are available, the most recently determined NAV per share of our Class I common stock immediately preceding, but not including, the effective date of the Change of Control, as determined in good faith by our board of directors. If no Common Stock Price is available, each holder will receive a number of shares of our Class I common stock equal to the Share Cap in exchange for each share of Series A Preferred Stock.

Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of The Depository Trust Company.

Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such shares of Series A Preferred Stock, whether pursuant to our optional redemption right or our special optional redemption right. Holders of Series A Preferred Stock will not have the right to convert any shares that we have elected to redeem prior to the Change of Control Conversion Date. Accordingly, if we have provided a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any Series A Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion right in respect of any of their shares that have been called for redemption, and such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) thereon to, but not including, the redemption date.

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series A Preferred Stock into shares of our Class I common stock.

Notwithstanding any other provision of the Series A Preferred Stock, no holder of shares of Series A Preferred Stock will be entitled to convert such shares of Series A Preferred Stock into shares of our Class I common stock to the extent that receipt of such Class I common stock would cause such holder (or any other person) to exceed the share ownership limits contained in our charter and the Articles Supplementary, unless we provide an exemption from this limitation for such holder. See “—Restrictions on Ownership and Transfer,” below.

These Change of Control conversion and redemption features may make it more difficult for a party to take over the Company or discourage a party from taking over the Company.

Except as provided in the Articles Supplementary, in connection with a Change of Control, the shares of Series A Preferred Stock are not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series A Preferred Stock generally have no voting rights, except as set forth in the Articles Supplementary.

Whenever dividends on the Series A Preferred Stock are in arrears for six quarterly periods, whether or not consecutive (a “Preferred Dividend Default”), the number of directors then constituting our board of directors will be automatically increased by two (if not already increased by reason of similar arrearage with respect to any Parity Stock upon which like voting rights have been conferred and are exercisable) and holders of Series A Preferred Stock, voting together as a single class with the holders of any other class or series of our Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors (the “Preferred Stock Directors”) at a special meeting of stockholders called by the holders of at least 33% of the outstanding shares of Series A Preferred Stock or the holders of at least 33% of the outstanding shares of any such other class or series of our Parity Stock if the request is received 90 or more days before the date fixed for the next annual meeting of stockholders, or, if the request is received less than 90 days prior to the next annual meeting of stockholders, at the next annual meeting of stockholders or, at our sole discretion, a separate special meeting of stockholders to be held no later than 90 days after our receipt of such request, and thereafter at each subsequent annual meeting of stockholders until all accumulated dividends on the Series A Preferred Stock for the past dividend periods and the then-current dividend period have been paid in full. The Preferred Stock Directors will be elected by a plurality of the votes cast collectively by the holders of the outstanding shares of Series A Preferred Stock and all other classes or series of our Parity Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class) in the election to serve until our next annual meeting of stockholders and until their successors are duly elected and qualify or until such directors’ right to hold the office terminates as described below, whichever occurs earlier.

If and when all accumulated dividends in arrears for all past dividend periods and the dividend for the then-current dividend period on the Series A Preferred Stock shall have been paid in full, the holders of shares of Series A Preferred Stock will immediately be divested of the voting rights described above (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends in arrears for past dividend periods and the dividend for the then-current dividend period have been paid in full on all other classes or series of our Parity Stock upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected will immediately terminate and the number of directors will be reduced accordingly. Any Preferred Stock Director may be removed at any time, by the affirmative vote of, and shall not be removed otherwise than by the affirmative vote of, a majority of the votes entitled to be cast collectively by the holders of record of the outstanding shares of Series A Preferred Stock (when they have the voting rights described above) and any other class or series of Parity Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class). So long as a Preferred Dividend Default continues, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office or, if none remains in office, by a plurality of the votes cast collectively by the holders of record of the outstanding shares of Series A Preferred Stock when they have the voting rights described above and the holders of all other classes or series of our Parity Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class). The Preferred Stock Directors will each be entitled to one vote per director on any matter.

So long as any shares of Series A Preferred Stock remain outstanding, we will not:

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authorize or create, or increase the number of authorized or issued shares of, any class or series of our capital stock expressly designated as Senior Stock as to dividend rights and rights upon our liquidation, dissolution or winding up, or reclassify any authorized shares of our capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, without the affirmative vote of at least two-thirds of the votes entitled to be cast collectively by the holders of the then-outstanding shares of Series A Preferred Stock and all other classes or series of our Parity Stock upon which like voting rights have been conferred and are exercisable, voting together as a single class; or

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amend, alter or repeal the provisions of our charter (including the terms of the Series A Preferred Stock), whether by merger, consolidation, conversion or otherwise, in each case in such a way that would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock at the time (voting as a separate class).

Notwithstanding the preceding sentence, with respect to the occurrence of a merger, consolidation, conversion or a sale or lease of all of our assets as an entirety, so long as shares of Series A Preferred Stock remain outstanding with the terms thereof materially unchanged or the holders of shares of Series A Preferred Stock receive shares of, or options, warrants or rights to purchase or subscribe for shares of, capital stock or other securities with rights, preferences, privileges and voting powers substantially similar, taken as a whole, as those of the Series A Preferred Stock, then the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock. In addition, any increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance, or increase in the number of authorized shares, of any other class or series of our Parity Stock or Junior Stock, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed all outstanding shares of Series A Preferred Stock.

In any matter in which the holders of shares of Series A Preferred Stock are entitled to vote separately as a single class, each share of Series A Preferred Stock will be entitled to one vote. If the holders of shares of Series A Preferred Stock and any other class or series of our Parity Stock are entitled to vote together as a single class on any matter, the Series A Preferred Stock and the shares of the other class or series of our Parity Stock will have one vote for each $25.00 of liquidation preference.

Information Rights

During any period in which we are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or are not otherwise subject to registration or reporting requirements of the SEC and any shares of Series A Preferred Stock are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock, as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series A Preferred Stock. We will mail (or otherwise provide) the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or Section 15(d) of the Exchange Act.

Preemptive Rights

No holders of Series A Preferred Stock shall, as the holders, have any preemptive rights to purchase or subscribe for any class or series of our common stock or any other security of our company.

Restrictions on Ownership and Transfer

The Articles Supplementary provide that the ownership limitations described below apply to ownership of shares of Series A Preferred Stock pursuant to our charter. Notwithstanding any other provision of the Series A Preferred Stock, no holder of shares of the Series A Preferred Stock will be entitled to convert any shares of Series A Preferred Stock into shares of our Class I common stock to the extent that receipt of our Class I common stock would cause such holder or any other person to exceed the ownership limits contained in our charter or in the Articles Supplementary.

In order for us to qualify as a REIT under the Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

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five or fewer individuals (as defined in the Code to include specified private foundations, employee benefit plans and trusts and charitable trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year, other than our first REIT taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our charter provides (subject to certain exceptions) that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% in value of our outstanding capital stock of all classes or series.

Our board of directors, in its sole discretion, may (prospectively or retroactively) waive this ownership limit if evidence satisfactory to our directors, including certain representations and undertakings required by our charter, is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT or that compliance is no longer necessary for REIT qualification.

Additionally, our charter prohibits the transfer or ownership of our stock if such transfer or ownership would:

•	with respect to transfers only, result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our being “closely held” within the meaning of Section 856(h) of the Code (regardless of whether the ownership interest is held during the last half of a taxable year);

•	result in our owning, directly or indirectly, more than 9.8% of the ownership interests in any tenant or subtenant; or

•	otherwise result in our disqualification as a REIT.

If any purported transfer would result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, such transfer will be null and void, and the proposed transferee will not acquire any rights in the shares. If any other purported transfer of our stock would result in any person violating the restrictions on ownership and transfer of our stock set forth in our charter, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares.

Listing

The Series A Preferred Stock has been approved for listing on the NYSE under the symbol “ICR PR A” and trading is expected to commence on or about September 23, 2021.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Preferred Stock is Computershare Trust Company, N.A.